November 12, 2004


VIA EDGAR (Correspondence Filing)

Ms. Patsy Mengiste
Securities and Exchange Commission
450 Fifth Street, N.W.
(Mail Stop 05-05)
Washington, D.C. 20549-5005


ATTN:   Document Control - EDGAR


RE:     AXP Stock Series, Inc.
                 AXP Stock Fund
                 Post-Effective Amendment No. 106 ("Amendment No. 106") File Nos. 2-11358 / 811-498

Dear Ms. Mengiste:

This letter is in response to Staff's oral comments that you communicated to us by telephone on or about November 10, 2004 for the fund referenced above.

                                   PROSPECTUS

COMMENT 1: Page 3p. With respect to the 80% rule, please clarify if "commercial paper" in the following sentence falls under the 80% rule or outside of the 80% rule.

"The Fund's assets primarily are invested in common stocks and securities convertible into common stocks. Under normal market conditions, at least 80% of the Fund's net assets are invested in these securities. In pursuit of its income objective, the Fund will invest in income-producing equity securities (such as convertible securities and preferred stocks) and short-term debt instruments (such as commercial paper)."

RESPONSE: Commercial paper investments are not counted under the 80% rule. The above-referenced sentence be revised as follows:

"The Fund's assets primarily are invested in common stocks and securities convertible into common stocks. Under normal market conditions, at least 80% of the Fund's net assets are invested in these securities. The Fund will provide shareholders with at least 60 days' notice of any change in the 80% policy.

In order to provide current income to shareholders, the Fund may invest in income-producing equity securities (such as convertible securities and preferred stocks) and short-term debt instruments (such as commercial paper)."

COMMENT 2: Pages 8 and 9. With respect to the descriptions of Dimitris J. Bertsimas, Gina K. Mourtzinou and Scott Mullinix, please clarify in what capacity they joined American Express Financial Corporation. In addition, please state in what capacity they were employed at their previous firms. Lastly, please state what kind of business is "Dynamic Ideas, LLC."

RESPONSE: Upon amendment, Registrant will revise the portfolio manager sections to reflect the above-referenced comments.

COMMENT 3: With respect to market timing language, you may not use the same language for "international/emerging markets" type funds.

RESPONSE: Registrant will have a domestic version and an international/emerging markets version of the market timing language. The domestic language reviewed in this filing will be template language for all funds except international/emerging markets funds. Per your instructions, Registrant will be sending additional correspondence requesting approval of subsequent filings with this language pursuant to Rule 485(b)(1)(vii).

Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with Amendment No. 106, the Registrant, hereby acknowledges the following:

         The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

In addition to selective review of Amendment No. 106, Registrant also requested acceleration of Amendment No.106 to November 15, 2004. Registrant would like to move this acceleration date to November 29, 2004. Upon filing of this correspondence, it is our understanding that you agreed to grant acceleration of Amendment No. 106 as of November 29, 2004. Please note that Registrant intends to go effective with a subsequent Post-Effective Amendment filing under Rule 485(b) on or about November 29, 2004.

If you have any questions, please contact Christopher O. Petersen at (612) 671-4321 or Simone Pepper at (612) 671-2847.


Sincerely,


/s/ Leslie L. Ogg
    ----------------
    Leslie L. Ogg
    Vice President, General Counsel and Secretary